
                                                                                                              Item 1
ICICI Limited

Audited results of ICICI Limited for the financial year ended March 31, 2000 as per Indian GAAP
                                                                                       (Rs. in millions)
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No.  Particulars                                                Year          Year           Quarter        Quarter
                                                                Ended         Ended           Ended          Ended
                                                             31-Mar-2000    31-Mar-99      31-Mar-2000     31-Mar-99
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

(1) Net Operating Income:
     (i) Income from Operations                                81,114.8      72,299.7        21,305.5       19,699.4
    (ii) Profit on Sale of Investments                          2,934.3         444.2         1,129.7           69.2
                                                             -------------------------------------------------------
                                                               84,049.1      72,743.9        22,435.2       19,768.6
                                                             -------------------------------------------------------
     Less:
     (i) Interest and other Operating Expenses                 60,055.6      52,798.9        15,265.8       14,249.2
    (ii) Depreciation on assets given on  lease                 3,669.2       3,582.2           867.6          852.9
   (iii) Bad and Doubtful Debts                                 3,725.1       2,321.1           851.4          587.5
    (iv) General Provision against Sub-standard assets            792.4       1,314.4           471.8          637.8
                                                             -------------------------------------------------------
                                                               68,242.3      60,016.6        17,456.6       16,327.4
                                                             -------------------------------------------------------
                                                               15,806.8      12,727.3         4,978.6        3,441.2
                                                             -------------------------------------------------------
(2)    Other Income                                               544.8         474.7           188.2          272.5
(3)    Expenditure:
     (i) Depreciation (other than on assets
           Given on lease) (Note 2)                               314.7         276.2           100.4          112.5

    (ii) Other Expenses                                         2,659.4       1,967.4           734.9          574.3
                                                             -------------------------------------------------------
                                                               13,377.5      10,958.4         4,331.5        3,026.9
(4)    Provision against Standard Assets (Note 1)                 100.0       1,100.0            50.0        1,100.0
       Provision against Bad & Doubtful Debts & Others                -         397.8               -          397.8
                                                             -------------------------------------------------------
                                                                  100.0       1,497.8            50.0        1,497.8
    Less:
       Appropriated from Capital Reserve                              -         290.0               -          290.0
       Special Reserve created under Section
         36(1)(viii) of the Income-tax Act, 1961                      -       1,207.8               -        1,207.8
                                                             -------------------------------------------------------
                                                                      -       1,497.8               -        1,497.8
                                                             -------------------------------------------------------
                                                                  100.0             -            50.0              -
                                                             -------------------------------------------------------
(5)    Profit before Taxation                                  13,277.5      10,958.4         4,281.5        3,026.9
(6)    Provision for Taxation                                   1,220.0         950.0           335.0            225
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(7)    Profit after Taxation                                   12,057.5      10,008.4         3,946.5        2,801.9
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(8)    SEBI Adjustments relating to change in Accounting
        policies for corresponding Previous periods (Note 3)          -         136.2               -             60
--------------------------------------------------------------------------------------------------------------------
(9)    Adjusted Profit after Taxation                          12,057.5      10,144.6         3,946.5        2,861.9
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(10)   Profit after Taxation reported earlier                  12,057.5      10,008.4         3,946.5        2,801.9
(11)   Adjustments relating to earlier
        Years/change in Accounting policies                       405.4         558.6            (9.4)         (15.1)

(12)   Taxation of earlier years                                   36.7         271.9            36.7          211.2
(13)   Balance brought from previous year                         681.9         531.5               -              -
                                                             -------------------------------------------------------
(14)   Disposable Profit                                       13,181.5      11,370.4         3,973.8        2,998.0
                                                             -------------------------------------------------------
(15)   Appropriation of Profit and Reserves
       (a) Special Reserve - in terms of Section
            36(1)(viii) of the Income-tax Act, 1961
            written back on completion of  assessments         (3,102.7)            -
       (b) Investment allowance Reserve written back              (16.6)            -
       (c) Capital Reserve                                      2,934.3         444.3
       (d) Capital Redemption Reserve                             750.0         160.0
       (e) Special Reserve in terms of Section
            36(1)(viii) of the Income-tax Act, 1961             3,200.0       3,400.0
       (f) Deferred Tax Credit Reserve                          1,200.0         800.0
       (g) General Reserve                                      2,250.0       2,250.0
       (h) Dividend (including corporate dividend-tax)
            - Equity Shares (Interim)                           3,182.8             -
            - Equity Shares                                       777.3       2,931.0
            - Preference Shares                                 1,088.8         703.2
(16)   Balance Carried to Balance Sheet                           917.6         681.9
--------------------------------------------------------------------------------------------------------------------
                                                               16,300.8      11,370.4         3,973.8        2,998.0
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


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No.  Particulars                                                Year          Year           Quarter        Quarter
                                                                Ended         Ended           Ended          Ended
                                                             31-Mar-2000    31-Mar-99      31-Mar-2000     31-Mar-99
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
(17)  Dividend (in Rs.)
       (a) per ordinary share;                                      5.5*          5.5               -              -
       (b) per right share, if any                                    -             -               -              -
       (c) per bonus share, if any                                    -             -               -              -
       (d) per share arising out on conversion
             of debentures into ordinary share;                       -             _               -              -
       (e) per preference share $                                     -             -               -              -
(18) Share Capital
       (a) Paid-up equity capital                               7,830.6       4,800.9         7,830.6        4,800.9
       (b) Paid-up Preference Shares                           13,076.6      13,826.6        13,076.6       13,826.6
(19) Reserve except Revaluation Reserve @                      72,394.7      46,550.9        7,2394.7       46,550.9

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*Includes interim dividend of Rs. 4.5 per equity share.

$      Dividend at the rate of Rs. 100 per share on Preference shares of Rs. 1 crore each and at rates ranging between Rs. 0.925 to Rs. 1.325 per share on various series of preference shares of Rs. 10 each. The total dividend paid for the above state periods in mentioned under para 17 of this report
@      No Revaluation Reserve created

Notes

1. Incremental Provision of Rs.100 million against Standard Assets for the year ended March 31, 2000 has been charged to Revenue Account. During the year ended March 31, 1999 such provision of Rs.110.0 million, being the cumulative provision against standard assets as on March 31, 1999 made for the first time, had been appropriated out of Special Reserve.

2. (a) The company has changed the method of providing for depreciation on fixed assets other than assets given on lease from written down value method to straight line method at the rates prescribed in Schedule XIV to the Companies Act, 1956. Consequently, for the year ended March 31, 2000 depreciation is lower and profit after tax is higher by Rs.226.4 million. Depreciation rendered excess in earlier years Rs.390 million has been written-back. Accordingly, surplus carried to Balance sheet is higher by Rs.616.4 million.

       (b) The company has capitalised software expenses as against the earlier policy of treating it as deferred revenue expenditure and amortizing it over the period(s) during which the benefits are expected to accrue. Consequently profit after tax for the year is higher by Rs.22.3 million. Amount written-off in the earlier years Rs.15.4 million (net of income-tax Rs.1.8 million) has been written-back. Accordingly, surplus carried to Balance sheet is higher by Rs.37.7 million.

3. Adjustments as required by SEBI guidelines to recast the results of the corresponding previous periods as per the present accounting policies as stated in Note 2 above.

4. The above results were taken on record by the Board of Directors of the Company at its meeting held on April 28, 2000.

April  28, 2000

END